SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
RAMACO RESOURCES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75134P 303
(CUSIP Number)

Bryan H. Lawrence
Yorktown Partners LLC
410 Park Avenue
20th Floor
New York, New York 10022
(212) 515-2112

Copies to:
Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 North Field Street, Suite 1800
Dallas, Texas 75201-4675
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303

1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,960,154

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,960,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,960,154

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.72% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 44,273,388 shares of common stock, par value $0.01 per share (“Common Stock”) of Ramaco Resources, Inc. (the “Company”) issued and outstanding as of May 12, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2022.

CUSIP No. 75134P 303

1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,960,154

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,960,154

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,960,154 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.72% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners IX, L.P. (“Yorktown IX”). Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown IX in excess of its pecuniary interests therein.

(2)
Based on 44,273,388 shares of Common Stock of the Company issued and outstanding as of May 12, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 13, 2022.

CUSIP No. 75134P 303

1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,960,154

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,960,154

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,960,154 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.72% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown IX. Yorktown IX Company LP is the sole general partner of Yorktown IX and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown IX in excess of their pecuniary interests therein.

(2)
Based on 44,273,388 shares of Common Stock of the Company issued and outstanding as of May 12, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 13, 2022.

This Amendment No. 6 amends the Schedule 13D with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), previously filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership (“Yorktown IX”), Yorktown IX Company LP, a Delaware limited partnership (“Yorktown IX Co”), and Yorktown IX Associates LLC, a Delaware limited liability company (“Yorktown IX Associates” and together with Yorktown IX and Yorktown IX Co, the “Reporting Persons”) with the SEC on February 21, 2017, as amended by Amendment No. 1 thereto filed with the SEC on October 22, 2018, as further amended by Amendment No. 2 thereto filed with the SEC on March 28, 2019, as further amended by Amendment No. 3 filed with the SEC on May 31, 2019, as further amended by Amendment No. 4 filed with the SEC on November 8, 2021, as further amended by Amendment No. 5 filed with the SEC on March 8, 2022 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 17, 2022, Yorktown IX entered into a 10b5-1 plan (the “10b5-1 Plan”), pursuant to which Morgan Stanley Smith Barney LLC (the “Broker”) is authorized to sell Common Stock of the Issuer on behalf of Yorktown IX, subject to the satisfaction of certain conditions and restrictions set forth in the 10b5-1 Plan. The 10b5-1 plan is intended to comply with the requirements of Rule 10b5-1(c)(1) promulgated under the Act. As of May 18, 2022, the Broker has sold 649,286 shares of Common Stock of the Issuer through the 10b5-1 Plan on behalf of Yorktown IX.

Item 5.	Interest in Securities of the Issuer.
Subparagraphs a, b and c of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a) As of May 18, 2022, each of the Reporting Persons beneficially owns 6,960,154 shares of Common Stock of the Issuer, representing 15.72% of the issued and outstanding shares of Common Stock of the Issuer (based on 44,273,388 shares of Common Stock of the Company issued and outstanding as of May 12, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 13, 2022). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) As of May 18, 2022, Yorktown IX directly owns 6,960,154 shares of Common Stock of the Issuer. Yorktown IX Co is the sole general partner of Yorktown IX. Yorktown IX Associates is the sole general partner of Yorktown IX Co. Yorktown IX Associates has the sole power to cause Yorktown IX Co to cause Yorktown IX to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX.

(c) From May 16, 2022 through May 18, 2022, Yorktown IX sold 649,286 shares of Common Stock of the Issuer in a series of transactions pursuant to the 10b5-1 Plan. Except as disclosed in the table below, there have been no transactions in the shares of Common Stock by the Reporting Persons in the last 60 days:

Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
5/16/2022	Sale	222,003	$15.6125 (1)
5/16/2022	Sale	110,590	$16.7084 (2)
5/17/2022	Sale	191,284	$15.2329 (3)
5/17/2022	Sale	4,541	$16.0658 (4)
5/18/2022	Sale	119,668	$14.4921 (5)
5/18/2022	Sale	700	$15.25
5/18/2022	Sale	200	$14.48
5/18/2022	Sale	300	$14.49

1.
This price is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.13 to $16.12, inclusive. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4) and (5) herein.

2.	This price is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $16.14 to $17.05, inclusive.
3.	This price is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.87 to $15.86, inclusive.
4.	This price is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.88 to $16.24, inclusive.
5.	This price is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.16 to $15.13, inclusive.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth under Item 4 of this Amendment No. 6 is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 19, 2022

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP,
its general partner

	By:	Yorktown IX Associates LLC,
its general partner

		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Manager